UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-34754

China New Borun Corporation
(Translation of Registrant's name into English)

Bohai Industrial Park
Yangkou Town
Shouguang, Shandong
People's Republic of China 262715
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes           ☒No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Annual General Meeting of Shareholders (the “Annual General Meeting”) of China New Borun Corporation (the “Company”) was held at 10:00 a.m., local time, on December 29, 2011, at the Company’s corporate offices located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People’s Republic of China. At the meeting:

1.
The proposal to re-elect Hengxiu Song as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 99.81% of the votes cast at the meeting voted in favor of the proposal.

2.
The proposal to re-elect Jinmiao Wang as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 99.81% of the votes cast at the meeting voted in favor of the proposal.

3.
The proposal to re-elect Raymond S. Chadwick as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 99.82% of the votes cast at the meeting voted in favor of the proposal.

4.
The proposal to re-elect Lucy Guo as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or her earlier death, resignation or removal, was passed by shareholders. 99.82% of the votes cast at the meeting voted in favor of the proposal.

5.
The proposal to re-elect Binbin Jiang as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal, was passed by shareholders. 99.82% of the votes cast at the meeting voted in favor of the proposal.

6.
The proposal to ratify, confirm, approve and adopt the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent auditors for the fiscal year ending December 31, 2011 was passed by shareholders. 99.88% of the votes cast at the meeting voted in favor of the proposal.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEW BORUN CORPORATION
By:	/s/ BING YU
Name:	Bing Yu
Title:	Chief Financial Officer

Date: December 29, 2011